Exhibit 6.8

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of the 25th day of January, 2017, by and among Firestorm Solutions LLC, a Delaware limited liability company ( “FS”), Firestorm Franchising LLC, a Georgia limited liability company (“FF” and, together with FS, the “Companies”) and James W. Satterfield (the “Executive”).

WITNESSETH:

The Companies desire to employ the Executive, and the Executive wishes to accept such employment with the Companies, upon the terms and conditions set forth in this Agreement.

In consideration of the mutual promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Employment and Effective Date.

a) The Effective Date of this Agreement (the “Effective Date”) is the date on which KeyStone Solutions, Inc. (“KeyStone” or the “Parent”) closes on its acquisition of FS and FS as contemplated by the Letter of Intent dated November 16, 2016 as filed with the Securities and Exchange Commission on November 21, 2016, and as approved by the Board of Directors of the Parent (the “Board”). The Effective Date is the date on which this Agreement first becomes binding on the Companies and the Executive.

b) The Executive’s initial title shall be President and Chief Executive Officer of each of FF and FS. The Executive’s position and assignments are subject to change. The Executive hereby accepts such employment by the Companies upon the terms and conditions hereinafter set forth.

2. Compensation.

a) For performance of all services rendered under this Agreement, the Companies shall pay the Executive a base salary at an annualized rate of $225,000 (the “Base Salary”) in installments payable in accordance with the Companies’ customary payroll practices and the law. The Executive shall receive a performance review on an annual basis, which will include a determination of potential adjustment of the Executive’s Base Salary, along with consideration for a discretionary performance bonus. Nothing herein should be interpreted as a guarantee of any discretionary performance bonus or salary increase.

b) The Executive shall be granted an option to purchase 50,000 shares of the Parent’s common stock at an exercise price of $3.00 per share (the “Option”). The Option shall be subject to the terms of the KeyStone Solutions, Inc. 2016 Equity Award Plan (the “Plan”) and applicable stock option agreement to be provided by the Parent and signed by the Executive and subject to formal approval by the Board. Pursuant to the terms of the applicable stock option agreement and Plan, the Option shares shall vest in successive equal monthly installments starting on the one-year anniversary of the Effective Date and continuing over the 24-month period thereafter, provided that the Executive continues in Service with the Companies through each vesting event.

3. Duties. The Executive shall be employed as an executive of the Companies, and shall have such duties as are assigned or delegated to him by the Companies. The Executive shall devote substantially all his working time and attention to the business of the Companies and shall cooperate fully in the advancement of the best interests of the Companies. Subject to approval from the Companies in writing in advance, the Executive agrees not to engage in any activities outside of the scope of the Executive’s employment that would detract from, or interfere with, the fulfillment of his responsibilities or duties under this Agreement.

4. Expenses. Subject to compliance by the Executive with such policies regarding expenses and expense reimbursement as may be adopted from time to time by the Companies, the Executive is authorized to incur reasonable expenses in the performance of his duties hereunder in furtherance of the business and affairs of the Companies, and the Companies will reimburse the Executive for all such reasonable expenses, upon the presentation by the Executive of an itemized account satisfactory to the Companies in substantiation of such expenses when claiming reimbursement.

5. Employee Benefits; Vacations. The Executive shall be eligible to participate in such life insurance, medical and other employee benefit plans of the Companies that may be in effect from time to time, to the extent he is eligible under the terms of those plans, on the same basis as other similarly situated executive officers of the Companies. The Companies may from time to time modify or eliminate any or all benefits extended or provided in its sole discretion, subject to applicable law. The Executive shall be entitled to paid vacation per year, which shall accrue and be used in accordance with the policies of the Companies in effect from time to time, as determined by the Board. Subject to such policies, any accrued but unused paid vacation shall be paid out to Executive upon termination of employment unless the Companies terminates Executive’s employment for Cause (as defined in Section 11) or the Executive resigns his employment for other than Good Reason (as defined in Section 11).

6. Taxation of Payments and Benefits. The Companies shall make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Companies to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

7. Termination. Either the Executive or the Companies may terminate the employment relationship at any time, with or without Cause (as such term is defined in Section 11) on advance notice as provided herein or with immediate effect if the termination is for Cause. The Executive agrees to give the Employer at least fourteen (14) days prior written notice if he decides to terminate his employment. Except in the case of a termination for Cause, the Companies agrees that it will provide identical notice. The term of the Executive’s employment hereunder shall continue until this Agreement is terminated as provided below, and is hereinafter referred to as the “Employment Period.” Upon termination of the Executive’s employment for any reason, the Executive will be entitled to any earned but unpaid Base Salary, commission, and bonus, as required by law, as well as the following additional benefits:

a) Subject to compliance with Section 7(d), in the event that the Executive’s employment is terminated by the Companies for reasons other than Cause (as such term is defined in Section 11) or in the event the Executive resigns his employment for Good Reason (as defined in Section 11), the Executive will be provided a severance package, payable in equal monthly installments for the duration of the remaining term of the Agreement as contemplated by Paragraph 20 hereto (the “Remaining Term”), in an amount equal to the sum of the remaining Base Salary that would have been due to the Executive during the Remaining Term if she had not been terminated and an amount representing such percentage of health premiums for the Executive’s family as would have been paid for by the Companies (pursuant to the applicable policy and plan documents) for the Remaining Term if the Executive had not been terminated (collectively, the “Separation Payment”). The Separation Payment shall be paid in twelve monthly installments and shall begin within fifteen (15) business days of the effective date of the release noted in Section 7(d). In the event that the Executive’s employment is terminated by the Companies for reasons other than Cause or by the Executive for Good Reason, half of all unvested Option shares shall vest immediately, pursuant to the terms of the applicable stock option agreement and Plan (together with Separation Payment, the “Separation Consideration”).

b) In the event that the Executive’s employment is terminated for Cause or the Executive resigns without Good Reason, the Executive will not be entitled to any Separation Consideration or any other severance remuneration.

c) Notwithstanding any termination of the Executive’s employment for any reason (with or without Cause or Good Reason), the Executive will continue to be bound by the provisions of the Proprietary Rights Agreement (as defined below).

d) All payments and benefits provided pursuant to Section 7(a) shall be conditioned upon the Executive’s execution and non-revocation of a general release of liabilities favoring the Companies. The Executive’s refusal to execute a general release shall constitute a waiver by the Executive of any and all benefits referenced in Section 7(a). The Companies will not be obligated to commence or continue any such payments to the Executive under Section 7(a) in the event the Executive materially breaches the terms of this Agreement or the Confidentiality Agreement (as defined below) and fails to cure such breach within thirty (30) days of written notice thereof detailing such breach.

8. Confidentiality, Non–Solicitation and Invention Assignment Agreement. The Companies consider the protection of their confidential information and proprietary materials to be very important. Therefore, as a condition of the Executive’s employment, the Executive will be required to execute a confidentiality, non-solicitation and invention assignment agreement substantially in the form attached hereto as Exhibit A (the “Proprietary Rights Agreement”) on the date hereof.

9. Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information (as defined in the Proprietary Rights Agreement), which are furnished to the Executive by the Companies or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Companies all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason.

10. No Conflict. The Executive hereby represents and warrants to the Companies that (a) this Agreement constitutes the Executive’s legal and binding obligation, enforceable against him in accordance with its terms, (b) his execution and performance of this Agreement does not and will not breach any other agreement, arrangements, understanding, obligation of confidentiality or employment relationship to which he is a party or by which he is bound, and (c) while employed by the Companies, he will not enter into any agreement, either written or oral, in conflict with this Agreement or his obligations hereunder.

11. Definitions.

a) The term “Cause” shall mean (i) the Executive’s intentional, willful or knowing failure or refusal to perform the Executive’s duties (other than as a result of physical or mental illness, accident or injury); (ii) dishonesty, willful or gross misconduct, or illegal conduct by the Executive in connection with the Executive’s employment with the Companies; (iii) the Executive’s conviction of, or plea of guilty or nolo contendere to, a charge of commission of a felony (exclusive of any felony relating to negligent operation of a motor vehicle); and (iv) a material breach by the Executive of the Proprietary Rights Agreement; provided, however, in the case of clauses (i) and (iv) above, the Companies shall be required to give the Executive fifteen (15) calendar days prior written notice of its intention to terminate the Executive for Cause and the Executive shall have the opportunity during such fifteen (15) day period to cure such event if such event is capable of being cured; provided, further, that in the event that the Executive terminates his employment with the Companies during such fifteen (15) day period for any reason, such termination shall be considered a termination for Cause.

b) The term “Good Reason” shall mean (i) any material reduction of the Executive’s Base Salary, unless similar reductions are imposed on all similarly situated executive officers of the Companies (ii) any material breach by the Companies of its obligations under this Agreement, and (iii) a change without the Executive’s consent in the principal location of the Companies’s office to an office that is more than 25 miles from the current location and the Executive’s primary residence (if such move increases the Executive’s commute); provided that in any case the Executive provides the Companies with written notice of the Executive’s intention to terminate the Executive’s employment for Good Reason within thirty (30) days after the occurrence of the event that the Executive believes would constitute Good Reason, gives the Companies an opportunity to cure for thirty (30) days following receipt of such notice from the Executive, if the event is capable of being cured or, if not capable of being cured, to have the Companies’s representatives meet with the Executive and the Executive’s counsel to be heard regarding whether Good Reason exists for the Executive to terminate the Executive’s employment with the Companies and the Executive terminates employment within thirty days after the end of the cure period if the Good Reason condition is not cured.

c) The term “person” shall mean any individual, corporation, firm, association, partnership, other legal entity or other form of business organization.

12. Section 409A.

a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Companies determine that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

b) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

c) The determination of whether and when a separation from service has occurred shall be made by the Companies in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

d) The Companies make no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

13. Successors and Assigns; Entire Agreement; No Assignment. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors or heirs, distributes and personal representatives. This Agreement and the Proprietary Rights Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede other prior and contemporaneous arrangements or understandings with respect thereto. The Executive may not assign this Agreement without the prior written consent of the Companies.

14. Notices. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand-delivered, mailed by registered or certified mail (three days after deposited), faxed (with confirmation received) or sent by a nationally recognized courier service, as follows (provided that notice of change of address shall be deemed given only when received):

If to FS:

Firestorm Solutions LLC

1000 Holcomb Woods Parkway, Suite 130

Roswell, GA 30076

Attn : CEO

With a copy, which shall not constitute notice, to:

Billig Loughlin & Silver, LLP

461 Broadway, P.O. Box 1447

Monticello, NY 12701

Attention: Gary D. Silver

Email: gsilver@blslaw.net

If to FF:

Firestorm Franchising LLC

1000 Holcomb Woods Parkway, Suite 130

Roswell, GA 30076

Attn: CEO

With a copy, which shall not constitute notice, to:

Billig Loughlin & Silver, LLP

461 Broadway, P.O. Box 1447

Monticello, NY 12701

Attention: Gary D. Silver

Email: gsilver@blslaw.net

If to Executive:

James W. Satterfield

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With a copy, which shall not constitute notice, to:

Billig Loughlin & Silver, LLP

461 Broadway, P.O. Box 1447

Monticello, NY 12701

Attention: Gary D. Silver

Email: gsilver@blslaw.net

or to such other names and addresses as the Companies or the Executive, as the case may be, shall designate by notice to each other person entitled to receive notices in the manner specified in this Section 14.

15. Changes; No Waiver; Remedies Cumulative. The terms and provisions of this Agreement may not be modified or amended, or any of the provisions hereof waived, temporarily or permanently, without the prior written consent of each of the parties hereto. Either party’s waiver or failure to enforce the terms of this Agreement or any similar agreement in one instance shall not constitute a waiver of its or his rights hereunder with respect to other violations of this or any other agreement. No remedy conferred upon the Companies or the Executive by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing at law or in equity.

16. Governing Law. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the law of the state of New York, without regard to the conflicts of law principles.

17. Severability. The Executive and the Companies agree that should any provision of this Agreement be judicially determined invalid or unenforceable, that portion of this Agreement may be modified to comply with the law. The Executive and the Companies further agree that the invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of its remaining provisions.

18. Execution of Other Agreements. The Confidentiality Agreement is hereby incorporated into this Agreement in its entirety and is made an integral part of this Agreement.

19. Headings; Counterparts. All section headings are for convenience only. This Agreement may be executed in several counterparts, each of which is an original, and may be transmitted electronically, with such electronic copy serving as an original.

20. Termination of this Employment Agreement. Unless otherwise terminated pursuant to Section 7, this Agreement expires five years from the Effective Date of the Agreement, but may be extended in writing by mutual consent.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first above written.

FIRESTORM FRANCHISING LLC

By:	/s/ James W. Satterfield
Name:	James W. Satterfield
Title:	CEO

FIRESTORM SOLUTIONS LLC

By:	/s/ James W. Satterfield
Name:	James W. Satterfield
Title:	CEO

EXECUTIVE:

/s/ James W. Satterfield
James W. Satterfield

[Signature Page to JS Employment Agreement]